11:56

SIMPLYTINYDEV
Posts

#houseonwheels #unitednationsglobalcompact #1percentftp #1percentfortheplanet

May 3

simplytinydev



1:36
Watch IGTV Video

705 views · Liked by **lifeelevated_official**

simplytinydev Invest With Us Today · Thank you so much for the support that we have received so far. We absolutely love the work we do to support our planet and we can't wait to continue that effort.

If you'd like to invest in Simply Tiny Development today, check out the link in our bio!

Disclosure:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.